Exhibit 99.1

Sapiens Recognized as a Leader in 2021 Gartner® Magic Quadrant™ for Life Insurance Policy Administration Systems, Europe*

Sapiens recognized for completeness of vision and ability to execute

November 2, 2021 –  Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens was positioned as a Leader in 2021 Gartner Magic Quadrant for Life Insurance Policy Administration Systems, Europe*.

Sapiens was recognized for its completeness of vision and ability to execute. Sapiens CoreSuite for Life & Pension supports multiple lines of business for both individual and group life, retirements, investments, medical and protection products ‒ in a single, end-to-end system. It offers a 360-degree view of the customer from the policy administration system, across all distribution channels and communication streams. CoreSuite helps insurers accelerate time to market with streamlined and simplified business processes, and open architecture. The suite now offers one-click, cloud-native architecture for quick and easy provisioning, security and scale.

“We are once again honored to be named as a Leader in 2021 Gartner Magic Quadrant report. We believe Sapiens CoreSuite and comprehensive managed services, as well as our deep understanding of the changes reshaping the insurance industry have positioned us to empower our customers to address their current and future needs,” said Roni Al-Dor, President and CEO, Sapiens.

“Through our R&D investments, we provide our customers with a highly configurable solution to accelerate the speed of changes, coupling core administration capabilities with modern digital and data solutions. Sapiens empowers insurers of all sizes to better serve their customers and successfully achieve digital transformation. We are proud of our innovative ability to ensure our customers have the advantage of long-term sustainability and profitability,” Al-Dor said.

The Magic Quadrant reports are a culmination of rigorous, fact-based research in specific markets, providing a wide-angle view of the relative positions of the providers in markets where growth is high and provider differentiation is distinct. Providers are positioned into four quadrants: Leaders, Challengers, Visionaries and Niche Players. The research enables you to get the most from market analysis in alignment with your unique business and technology needs.

Disclaimer

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View a complimentary copy of the Magic Quadrant report to learn more about Sapiens’ strengths and cautions, among other providers’ offerings, here.

* Source: Gartner, “Magic Quadrant for Life Insurance Policy Administration Systems, Europe,” Laurie Shotton, Rajesh Narayan, 21 September 2021

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com